UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2025

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

Re: Enovis Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Fiscal Quarter Ended April 4, 2025
File No. 001-34045

Dear Phillip B. Berry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, Adjusted EBITDA; Comparable Sales, page 41

1. Please revise future filings to reconcile Adjusted EBITDA to the most comparable GAAP measure, net loss. In addition, we note that you present Adjusted EBITDA margin without presenting the most directly comparative GAAP measure. Please revise future filings to present the GAAP measure, which appears to be net income (loss) margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 102.10(a) and Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

2. We see that adjusted EBITDA includes a non-GAAP adjustment for "Strategic transaction costs" of $78.3 million, which appears to include costs related to the acquisition and integration of Lima in 2024 as well as other business development initiatives and integration costs of recent acquisitions. With a view towards understanding how the non-GAAP adjustment complies with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, please describe in detail, the nature and composition of the strategic transaction costs, including the nature of the acquisition and integration charges and other business development initiatives. Provide us with a quantitative breakdown of each category of costs for each period presented. As part of your response, explain your consideration of whether these strategic transaction costs represent normal, recurring, cash operating expenses necessary to operate your business.

3. As a related matter, in future filings, please revise your reconciliation of adjusted EBITDA to include footnote disclosure discussing the nature of each non-GAAP adjustment that includes multiple items, such as "MDR and other costs" and "strategic transaction costs". Please include disclosure about why you believe these adjustments are not normal, recurring, cash operating expenses necessary to operate your business. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

4. We reference the presentation for non-GAAP comparable sales by segment and in total along with the disclosure on page 41 that "Comparable Sales and Comparable Sales Growth rate are presented for illustrative purposes only and do not and are not intended to comply with Article 11 of Regulation S-X promulgated by the SEC in respect of proforma financial information, and may differ, including materially, from proforma financial statements presented in accordance therewith." Please note that disclosure of combined amounts that are not calculated under the guidance in Article 11 of Regulation S-X would not be appropriate as a Non-GAAP measure. See guidance in Question 100.05 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. To the extent you intend to include combined information in future filings, please ensure the combined information is prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

Form 10-Q for the Fiscal Quarter Ended April 4, 2025

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 26

5. We note your non-GAAP measures for the three months ended March 31, 2025 include a $36 million adjustment for the purchase of royalty interest, which represents a strategic purchase of economic interest on future royalty payments in your intellectual property over the next seven years. Please explain to us the nature of the underlying intellectual property, the structure of future payments under the existing product development agreements and why you decided to purchase the economic interest on future royalty payments. Please tell us how you considered whether these

costs are a normal, recurring operating expense for which a non-GAAP adjustment would be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services